SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 01, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

1 August 2017

Smith & Nephew plc
Block Listing Cancellation

Smith & Nephew plc currently has Ordinary Shares of US20¢ ('Ordinary Shares') each block listed under the following share plans:

●  389,532 Ordinary Shares in respect of the Smith & Nephew 2001 UK Approved Share Option Plan.
●  41,982 Ordinary Shares in respect of the Smith & Nephew 2001 Unapproved Share Option Plan.
●  426,385 Ordinary Shares in respect of the Smith & Nephew 2004 Executive Share Option Plan.

These plans have now been closed and as a result the Block Listings associated with them have been cancelled. No allotments have been made under these plans since the last Block Listing return was released on 1 February 2017.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 01, 2017

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                               Company Secretary